July 11, 2017

VIA EDGAR

Ms. Babette Cooper

Mr. Robert Telewicz, Jr.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Robert Telewicz, Jr.

100 F Street, N.E.

Washington, D.C. 20549-0306

Re: Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2016

Filed February 24, 2017

File No. 001-35877

Dear Ms. Cooper and Mr. Telewicz:

On behalf of Hannon Armstrong Sustainable Infrastructure Capital, Inc., (the “Company”, “we” or “our”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 26, 2017 (the “June 26 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2016 (the “Form 10-K”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the June 26 Letter and are numbered accordingly.

Form 10-K for the fiscal year ending December 31, 2016

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Core Earnings, page 72

1.	We note that your measure of core earnings generally recognizes income earned from equity method investments as your initial capital investment amortized over the life of the project using a constant yield. We further note this methodology differs from the hypothetical liquidation at book value method used to calculate your share of earnings in your financial statements. Please tell us how you applied the guidance in question 100.04 in the C&DI related to Non-GAAP Financial Measures in determining your adjustments were appropriate.

We believe that our core earnings measure for our equity method investments is a useful supplemental performance measure to our investors. We have historically utilized this measure in a consistent manner and reevaluated its calculation and use when the updated C&DI regarding Non-GAAP measures, including question 100.04, was released by the SEC. Based on our reevaluation, we did not, and do not, believe we are substituting a tailored recognition and measurement method for US GAAP. Rather, we are providing supplemental information to investors to assist in evaluating the return on, and the return of, the capital invested in our equity investment that is not located elsewhere in our filings. Without access to this information, investors may have difficulty evaluating the economic performance of invested capital. We also do not believe it is a misleading adjustment under Rule 100(b) as based on discussions with numerous investors, they typically understand the concept and the calculation, and utilize it in their investment analysis.

1906 Towne Centre Blvd., Suite 370

Annapolis, MD 21401

410 - 571 - 9860

www.hannonarmstrong.com

We focus on yield oriented investments with predictable cash flows and our two largest areas of investment are financing receivables and equity method investments. In both cases, we purchase the investment based on the net present value of the expected cash flows and a discount rate, or the investment rate. Investors, in part, evaluate us based upon our ability to achieve an appropriate risk adjusted investment rate for particular assets. In regards to financing receivables, the interest or investment income earned is located on the income statement, (the return on the capital) and the amount of principal repayments in the cash flow statement, (the return of capital) and thus investors can evaluate the investment rate by comparing the investment income to the average balance of financing receivables.

However, in regards to our equity method investments, the cash distributions for our equity method investments are segregated into a return on and return of capital on the cash flow statement. This allocation is determined, in part, on the cumulative income that has been allocated using the hypothetical liquidation at book value (HLBV) method. However, as explained in more detail below, the HLBV income allocations alone may not convey the economic returns (i.e. return on capital) achieved from the investment and we believe our core earnings measure is an important supplement to the HLBV income allocations determined under US GAAP for an investor to understand the economic performance of these investments. We provide a calculation of the return on capital as a supplemental performance measure based upon the investment rate on the asset as adjusted for the actual performance of the project and the cash distributed. The adjustment to the initial investment rate results in the rate of return on capital being presented reflecting the performance of the project. This supplemental calculation allows investors to evaluate the performance of our equity method investments in a manner consistent with our other investments. From our discussions with investors, they believe it is a useful measure of our performance as it allows a comparative evaluation of economic performance across various asset classes.

By way of background, we make equity investments in renewable energy projects (the “projects”) where typically, the income and cash allocations to us change over time in what is commonly referred to as a partnership “flip structure” or a “tax equity flip structure.” Institutional investors in these structures are seeking a return on capital from either cash or tax attributes (i.e. tax credits and tax depreciation) or a combination of both. The investors that invest solely for the tax attributes are referred to as tax equity investors. In contrast, our business strategy is to invest in the contracted cash flows of these projects which is a function of our desire and requirement to pay cash dividends to our stockholders. The projects typically have a high level of contracted revenue, predictable energy output and no debt which produces a predictable rate of return over the life of the investment. In many of these projects, the allocation of cash (which our investment is based upon) is significantly different than the allocation of income (which is also how tax attributes are allocated and thus what the tax equity investor is interested in). For example, we may initially receive 90% of the cash but only a 5% allocation of the income. Under the negotiated structure, these allocations will later change (i.e. flip) with most of the cash and the income being allocated to the sponsor.

Due to the variable nature of the allocations discussed above (i.e. existence of a substantive profit-sharing arrangement), it is industry practice to calculate equity method income allocations for these types of investments utilizing the HLBV method. Under the HLBV method, our allocation of income is largely determined by two items.

a.	First, the tax equity investor is allocated losses in proportion to the tax attributes received, while the other investors are allocated income for similar amounts due to the change in each investors’ claim on the net assets of the business. This occurs because the return calculation for the liquidation waterfall used for HLBV includes the value of the tax attributes received by the tax equity investor but the value of the tax attributes is not reflected in assets, income or equity of the project. Thus a lower share of net assets is allocated to the tax equity investor, resulting in a GAAP loss in proportion to the tax attributes received. These income allocations to the tax equity investor are usually in excess of the actual GAAP pre-tax income of the underlying projects since the allocation is driven based on the amount of tax benefits the tax equity investor is receiving and not just the GAAP pre-tax income of the project. The effect of this accounting is large gains/losses are recognized in the earlier periods of the project as the tax attributes are received (e.g. up to ten years in the case of wind projects as production tax credits and accelerated tax depreciation are realized).

b.	Secondly, the allocation of profit and loss may vary significantly under the flip structure and often the profit and loss does not have a relationship to the amount of cash that is allocated to a particular investor.

In summary, although, the income allocations using the HLBV method depict the changes in claim on the net assets of the business under US GAAP, we believe including a supplemental measure illustrating the economic performance of the investment using factors we evaluate as part of assessing our investment performance (i.e. the rate of return, and timing of cash flows) is useful to an investor.

Additionally, we use our calculation of core earnings to determine the return on capital that we can distribute to our investors. Given the nature of our structure as a REIT and the nature of our renewable energy project investments, investors in our industry view yield based metrics as being a standard supplemental metric and utilize this metric in comparing the performance of issuers in the industry. We, like many REITS, YieldCos and MLPs, pay out the majority of the cash received from projects, less capital necessary for reinvestment such as capital expenditures, to investors in the form of quarterly dividends. Many of the participants in these sectors use FFO or Cash available for Distribution (“CAFD”) as a comparable measure.

As a portion of the cash received represents the return of rather than a return on the upfront capital, we believe it is important to differentiate between the return on capital and the return of capital in order to not overstate the return on capital. This is also consistent with our initial investment thesis for these projects where we determine the purchase price based on the net present value of the expected cashflows.

Due to the nature of our organizational structure (i.e. a REIT), we pay the majority of our core earnings as dividends to our stockholders. Refer below for our historical core earnings and dividends paid to stockholders.

(in millions)	Dividends paid	Core Earnings
2016	$49	$51
2015	$32	$34
2014	$14	$20

In summary, we believe that our adjustments for our equity method investments is (a) not a misleading adjustment and is an important supplemental measure (rather than a substitute tailored accounting principle) to US GAAP as it enables an investor to understand the portion of the return that is a return on capital, (b) it is well understood by investors and important for them to understand the performance of our business, and (c) consistent with measures used by the companies to which we are often compared.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Financing Receivables, page 92

2. We note your disclosure that financing receivables consists of energy efficiency and renewable energy project loans, receivables and direct financing leases. Please provide us with a disaggregated schedule of your financing receivables by asset class (loans, direct financing leases etc.). In addition, please tell us how you determined it would be appropriate to aggregate these asset classes within your financial statements. We may have additional comments once we have reviewed your response.

Our loan/financing receivables consist of the following asset types:

12/31/16
Loan receivables	$1,013,900,782
Direct financing leases	$28,336,495

Financing Receivables	$1,042,237,277

We evaluated Regulation S-X Rule 4-02, which states that “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth”. We did not believe the direct financing leases were material enough to separately present them from loan receivables as they were only 2.7% of total financing receivables and 1.6% of reported total assets as of December 31, 2016. Additionally, we concluded that it was appropriate to aggregate the direct financing leases with the other loan receivables given that the economic attributes of the instruments and their credit profile (government or government supported) were similar to our other financing receivables.

Note 6 – Our Portfolio, page 104

3. We note you have $22 million of financing receivables that are considered non-investment grade. Please tell us how you determined none of these receivables were considered impaired or should be on nonaccrual status as of December 31, 2016. Please address the collateral on these receivables and if this factored into the lack of allowance for credit losses.

Our classification of the assets as non-investment grade reflects ratings either by an independent third party rating service or our internal credit rating system regarding the credit quality of the investment and an investment could be considered non-investment grade for a number of factors. It is not a measure of impairment by itself.

We separately evaluate each of our financing receivables including those that are considered non-investment grade, for impairment based on the guidance in ASC 310-10-35-16. Our policy for impairment and placing a financing receivable on non-accrual status is disclosed in Note 2 to the Consolidated Financial Statements included in our 2016 Form 10-K and a relevant excerpt is below;

“We evaluate our financing receivables for potential delinquency or impairment on at least a quarterly basis and more frequently when economic or other conditions warrant such an evaluation. When a financing receivable becomes 90 days or more past due, and if we otherwise do not expect the debtor to be able to service all of its debt or other obligations, we will generally consider the financing receivable delinquent or impaired and place the financing receivable on non-accrual status and cease recognizing income from that financing receivable until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a financing receivable’s status significantly improves regarding the debtor’s ability to service the debt or other obligations, we will remove it from non-accrual status.

A financing receivable is also considered impaired as of the date when, based on current information and events, it is determined that it is probable that we will be unable to collect all amounts due in accordance with the original contracted terms. Many of our financing receivables are secured by energy efficiency and renewable energy infrastructure projects. Accordingly, we regularly evaluate the extent and impact of any credit deterioration associated with the performance and value of the underlying project, as well as the financial and operating capability of the borrower, its sponsors or the obligor as well as any guarantors. We consider a number of qualitative and quantitative factors in our assessment, including, as appropriate, a project’s operating results, loan-to-value ratios and any cash reserves, the ability of expected cash from operations to cover the cash flow requirements currently and into the future, key terms of the transaction, the ability of the borrower to refinance the transaction, other credit support from the sponsor or guarantor and the project’s collateral value. In addition, we consider the overall economic environment, the sustainable infrastructure sector, the effect of local, industry, and broader economic factors, the impact of any variation in weather and the historical and anticipated trends in interest rates, defaults and loss severities for similar transactions.”

As of December 31, 2016, no conditions existed that would indicate that it was probable that amounts due in the future would not be collected in accordance with the contractual terms of the agreement, including with respect to our non-investment grade rated financing receivables. As a result, we concluded that these arrangements were not impaired or on nonaccrual status as of December 31, 2016. Consistent with our policies and procedures, we evaluated the value of the collateral that secures the non-investment grade rated investments at December 31, 2016, and determined it was sufficient to recover our recorded investments. In regards to the lack of allowance for credit losses, given the conclusions regarding impairment and non-accrual discussed above for these receivables, combined with our evaluation of the collateral related to these receivables and our history of fully collecting these type of receivables, we concluded that no allowance for credit losses was required at December 31, 2016.

Note 11 – Equity, page 113

4. Please tell us how you have complied with the disclosure requirements of ASC Topic 718-10-50-2.

In response to the Staff’s comment, many of the required disclosures in ASC Topic 718-10-50-2 are not applicable to us as we have not issued stock options. As of December 31, 2016, all of our stock based compensation was issued through restricted stock. As a result, we have included below the disclosure requirements that are applicable to issuances of restricted stock and the location of our disclosure.

Disclosure requirement	Location

a. A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as:

1. The requisite service period(s) and any other substantive conditions (including those related to vesting)

2. not applicable

3. The number of shares authorized for awards of equity
share options or other equity instruments.

Note 11 (Equity) – Awards of Shares of Restricted Common Stock under our 2013 Plan – p. 114 For requirement (a)(3) refer to discussion below this table.

b. The method it uses for measuring compensation cost from share-based payment arrangements with employees.	Note 2 (Summary of Significant Accounting Policies) Equity-Based Compensation—p. 97

c. For the most recent year for which an income statement is provided, both of the following:

1. not applicable

2. The number and weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraph 718-10-30-21) of equity instruments not specified in (c)(1), for all of the following groups of equity instruments:

i. Those nonvested at the beginning of the year

ii. Those nonvested at the end of the year

iii. Those that during the year were:

01. Granted

02. Vested

03. Forfeited.

Note 11 (Equity) – Awards of Shares of Restricted Common Stock under our 2013 Plan – p. 114

d. For each year for which an income statement is provided, both of the following:

1. The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 718-10-30-21 through 30-22) of equity options or other equity instruments granted during the year

2. The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

Note 11 (Equity) – Awards of Shares of Restricted Common Stock under our 2013 Plan – p. 114

e. not applicable	Not applicable

f. For each year for which an income statement is presented, both of the following (An entity that uses the intrinsic value method pursuant to paragraphs 718-10-30-21 through 30-22 is not required to disclose the following information for awards accounted for under that method):

1. A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements

2. A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including (if applicable):

i. not applicable

ii. not applicable

iii. not applicable

iv. not applicable

v. not applicable

Note 2 (Summary of Significant Accounting Policies) Equity-Based Compensation—p. 97. As our grants were all restricted stock and the fair market value was determined by the closing price of the publicly traded shares at date of grant, the information in f.2 was deemed to be not applicable

g. not applicable	Not applicable

h. For each year for which an income statement is presented, both of the following:

1. Total compensation cost for share-based payment arrangements

i. Recognized in income as well as the total recognized tax benefit related thereto

ii. not applicable

2. not applicable

Note 11 (Equity) Awards of Shares of Restricted Common Stock under our 2013 Plan – p. 114, which includes the total compensation cost for share-based payment arrangements.

Note 10 (Income Tax)—p. 112, which includes the effective tax rate table that reflects the impact of share-based compensation on our effective tax rate.

i. As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized	Note 11 (Equity) Awards of Shares of Restricted Common Stock under our 2013 Plan – p. 114

j. not applicable	Not applicable

k. not applicable	Not applicable

l. not applicable	Not applicable

m. If not separately disclosed elsewhere, the policy for estimating expected forfeitures or recognizing forfeitures as they occur.	Note 11 (Equity) Awards of Shares of Restricted Common Stock under our 2013 Plan – p. 114

Response to requirement ASC 718-10-50-2(a)(3)

We have not made this disclosure in the Notes to the Consolidated Financial Statements, as we did not believe this disclosure was material to our 2016 Consolidated Financial Statements. We based our conclusion on the fact that the remaining amount of authorized shares available for issuance only represented approximately 3.6% of total common shares outstanding as of December 31, 2016.

In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff’s comments. Please contact Charles at 410-571-6171 or me at 410-571-6179 if you have questions regarding the matters in this letter.

Very truly yours,

/s/ J. Brendan Herron
J. Brendan Herron
Chief Financial Officer and Executive Vice President
Bherron@hannonarmstrong.com

/s/ Charles W. Melko
Charles W. Melko
Chief Accounting Officer and Senior Vice President
CMelko@hannonarmstrong.com

Enclosures

cc:	Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Steven L. Chuslo

Clifford Chance US LLP

Jay L. Bernstein

Andrew S. Epstein